Exhibit 99.1

Physicians Insurance Selects Sapiens to Transform its Reinsurance Processes and Move to the Cloud

Reinsurance management software to improve efficiency, expand capabilities for complex structures’ management and better serve customers

Raleigh, NC – October 4, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Physicians Insurance A Mutual Company, the largest locally-based medical professional liability insurer in the Pacific Northwest serving Washington, Idaho, Oregon, California and Alaska, has selected Sapiens ReinsurancePro to automate their reinsurance management.

Physicians’ deployment of Sapiens ReinsurancePro will enable the medical professional liability insurer to replace their legacy process and ensure it is streamlined, consistent and financially correct. By automating their reinsurance administration, accounting, analysis and reporting, ReinsurancePro will enable efficient processing and management of complex reinsurance transactions.

Physicians’ decision to choose Sapiens’ cloud reinsurance system was prompted by its outstanding functionality, accessibility of the platform 24*7 from any place, and Sapiens’ managed services package. Sapiens wide range of managed services allow insurers to focus on the main business while leveraging professional support of a team with extensive knowledge and expertise.

“Hearing success stories from other Sapiens’ customers, Sapiens stood out as a clear leader for the advanced functionality of the system and its high-quality professional team,” said Kristin Kenny, Physicians Insurance CFO. “We have high confidence that the scalable reinsurance solution and Sapiens’ team will be able to support our needs through implementation and beyond. We anticipate that the benefits of the system will be significant.”

Created and designed exclusively for the reinsurance market by some of the industry’s leading experts, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations and processes provides flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

“Reinsurance contracts are complex by nature, and traditionally have been bottlenecked by manual or outdated processing,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens ReinsurancePro enables Physicians Insurance to simplify and streamline their reinsurance administration platforms. With our capacity for tracking policy and claims transactions, ReinsurancePro automates complex accounting tasks and is flexible enough to change with new terms and conditions. We are pleased to empower Physicians on this transformative journey.”

About Physicians Insurance A Mutual Company

Physicians Insurance provides traditional, first-dollar medical professional liability insurance, medical stop loss, provider and hospital excess and reinsurance coverage to more than 8,500 physicians, practices, corporations and hospitals in Washington, Idaho, Oregon, California and Alaska. Through its subsidiaries, and a national footprint via MedChoice Risk Retention Group, which the company manages and reinsures, Physicians Insurance also provides alternative risk financing/transfer vehicles and captive management with corresponding risk-management consulting, continuing medical education and claims administration services. Founded in 1981, Physicians Insurance has grown to be the largest locally-based medical professional liability insurer in the region, is the largest insurer of small/critical-access hospitals in Washington, Oregon and Alaska, and is rated A- (Excellent) by A.M. Best Company. https://www.phyins.com/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com